Exhibit (a)(3) via E-mail

E-Mail from Daniel F. Akerson to Employees

      As we monitor our day-to-day business performance and the on-going efforts of the XO team throughout the organization, we continue to be impressed with your commitment, effort and belief that XO will emerge as a long-term, successful telecommunications company.

      By and large, we believe that the collective spirit of this company is moving forward with a determination to address the day-to-day challenges in our business that each of us face. The company has turned in a solid first quarter and our intensity is now focused on achieving our business goals for the remainder of 2001 and beyond.

      It’s no secret that this past year has been a difficult one for our stock price and those of many others in the telecommunications sector. To put it in perspective, at the end of the first quarter the NASDAQ was down nearly 25% (following a 39% drop in 2000) and the overall competitive telecom sector was down more than 80% from its all-time high. In this difficult stock market environment, our ability to deliver on the operational promises we have made to our stockholders is more critical than ever before. The only way we will succeed is for each XO employee to be 100% committed to fulfilling those promises.

      All of you have stock options, and we recognize that the past year’s substantial decline in stock prices, generally, and for our stock, in particular, has resulted in many of you holding options that are currently “underwater.” We recognize that as a result of the significant market declines, these underwater options do not provide the financial opportunity to our employees that was intended. Now is a time when we need motivated employees, committed to the long term, in order for our company to reach its full potential. We believe that it is vital that our employees’ interests continue to be aligned with those of our stockholders by having a meaningful opportunity to share in the value created when our stock price increases.

      Consequently, the Compensation Committee of the XO Board has approved a plan to offer employees an opportunity to exchange existing employee stock options for replacement options.

      Under the program, eligible U.S. based employees holding stock option grants of $10.00 or more will be allowed to exchange their current options for the right to receive new stock options that will be granted approximately six months after the exchange with new terms and conditions. Due to regulatory issues and financial/accounting principles, the details of the program are somewhat complex and it is not our intention to go through them in this e-mail. However, within the next ten days employees with stock option grants eligible for exchange and reissue will be receiving a complete information packet at their home regarding the program. We suggest that you take time to read all of these materials carefully.

      The XO Human Resources Team has also set up a call center to answer questions regarding details of the exchange program and what steps you must take to participate.

      Beginning on June 1st, the call center will be available to answer questions regarding the program and materials from 9 a.m. to 7 p.m. Eastern Time, and can be reached at (800) 405-8502 or (703) 547-2994. Please wait to receive and review the materials before calling. If you believe your grants are eligible but you have not received a package by June 8th, please contact the call center.

      Because the decision of whether to participate in the exchange program is yours and has potentially significant financial implications, you should consult your own financial advisors as you make your decisions. Participation in the exchange program is completely voluntary and the company is not making any recommendation as to whether you should participate.

      The most valuable asset that XO possesses is our employees — and we’re going to need the best effort of every one of you to take advantage of the enormous opportunity that is before us. We both appreciate all that you are doing for our company and we are sensitive to your concerns. This program is one way of demonstrating our enthusiasm for your contributions and a potential means for you to continue to build your level of ownership in XO Communications.

Dan Akerson	Nate Davis

Chairman and CEO	President and COO